September 5, 2024

Daniel S. O'Toole
Chief Executive Officer
Arrive Technology Inc.
12175 Visionary Way
Fishers, Indiana 46038

       Re: Arrive Technology Inc.
           Draft Registration Statement on Form S-1
           Submitted August 9, 2024
           CIK No. 0001818274
Dear Daniel S. O'Toole:

       We have reviewed your draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted August 9, 2024
Cover Page

1. We note that you are registering the resale of up to 115,962,215 shares of common stock, as well as your disclosure that "any of our stockholders, with the exception of Maxim
       Partners LLC and our directors and officers who own our common stock, may sell any or all of their common stock at any time (subject to any restrictions under applicable law), including immediately upon listing." Please revise the cover page and each relevant section throughout the prospectus to clarify the number of shares that are held by registered holders, the portion of those shares that may be freely sold upon effectiveness of the registration statement, and the number of shares that may be freely sold in reliance on an exemption from registration such as Rule 144. Revise the statement quoted above to clarify that the Registered Stockholders may sell their shares in connection with the listing and in market transactions following the listing. In this light, we note that you will be a controlled company following completion of the offering with your Chief Executive
 September 5, 2024
Page 2

       Officer owning 88% of the voting shares. Please revise to clearly state the restrictions on your directors, named executive officers, and any other stockholders that are subject to restrictions. Additionally, if there are other restrictions placed on Maxim Partners LLC, please revise to state as much. Tell us whether any of the holders under "Other
       Stockholders" in the table on page 45 are insiders or affiliates of the company.
2. We note your discussion regarding the pricing. Please revise here, in your Risk
       Factors, and in the Plan of Distribution sections to state whether you will be involved in the price setting process and to disclose that the price of your shares in prior or private transactions may have little or no relation to the opening price and subsequent public price of your stock on Nasdaq. Also revise the Risk Factors to state that the Registered
       Stockholders will not be involved in the price setting process.
Our insurance may not adequately cover our operating risk., page 5

3. Please revise to discuss the likelihood of your insurance coverage and costs increasing when you commence operations and any related risks that such increases may have on your business and financial position.
Risk Factors, page 5

4. Please revise your risk factors to adequately and accurately reflect the material factors that may make an investment in your offering speculative or risky. Please ensure that you explain how each risk affects you or the securities being offered. As examples, please review and revise the following:
           Your statement on page 5 that "[c]ompetition for senior executives and skilled personnel in the horticulture industry is intense ... ." If you are seeking senior
           executives in the horticulture industry, please provide explain why that industry is useful to your business.
           Your discussion on page 7 regarding breaches of security at your facilities. Please be more specific about the types of breaches, including whether they are physical or technical in nature, or both.
           Your discussion on page 8 regarding fuel hedging transactions and fuel surcharges.
           Additionally, if your drones will be gas powered, please revise to state as much.
           Your statement on page 8 that "[w]e could incur significant costs to improve the climate resiliency of its infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change." Please provide additional detail and make clear whether you are talking about potential risks to your physical mailboxes or otherwise.
           Your discussion on page 8 regarding hazardous materials and waste products. Please provide specific examples.
           Your statement on page 9 that AirBox is your direct competitor, despite your statements on page 26 that you acquired AirBox in 2023.
       Refer to Item 103 of Regulation S-K.
 September 5, 2024
Page 3
Risks Related to our Business and Operations - General Risks
We have a limited history of operations ..., page 5

5. Please revise this risk factor or add a separate risk factor that discusses the fact that you do not have commercial operations at this time and as a result, no revenues.
We had negative cash flow for the fiscal year ended December 31, 2023 ..., page
5

6. We note you have negative operating cash flow and note your statement that "[t]o the extent that we have negative operating cash flow in future periods, we may need to allocate a portion of our cash reserves to fund such negative cash flow." Please discuss the sufficiency of your cash reserves as they relate to your negative operating cash flow and any associated risks.
Risks Related to this Direct Listing and Ownership of Our Common Stock, page 19

7. Please revise this risk factor to acknowledge the uncertainty associated with the fact that few companies have undertaken direct listings to date as well as any impact your brand and consumer recognition may have on the demand for shares, if applicable. Additionally, please revise to discuss here or in a separate risk factor the risks associated with
       Regulation M as it relates to a direct listing.
Capitalization, page 22

8. Please clarify why you have a pro forma as adjusted basis column giving effect to the sale by you of shares of common stock in this offering when the offering is for resale of existing outstanding shares.
9. This capitalization table presents your capitalization at March 31, 2024. The table is supposed to show capitalization for the latest period for which financial statements are presented in the filing, which is December 31, 2023. Either revise the table for capitalization at December 31, 2023, or present financial statements for the period ended
       March 31, 2024.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview and History, page 23

10. We note your statement "[s]ince our inception, we have incurred operating losses." Please revise this section to also note that you have not had any revenues in either of 2022 or
       2023.
Results of Operations
Comparison of Year Ended December 31,2023 and ... 2022, page 24

11. Your current disclosure lists expense items for each period. Please revise to discuss and analyze material changes in the material line items. Refer to Item 303(a) and (b) and
       (b)(2)(i) and (ii) of Regulation S-K for further guidance.
Business, page 26

12. Please revise this section to make it clear that you are a development stage company with no operations or revenues as of the date of the financial statements. Please clearly highlight the status of your operations and differentiate which operations or plans are
 September 5, 2024
Page 4

       currently underway and which are aspirational. If you have a timeline to roll-out any services, please revise to state as much. Additionally, where you name certain businesses, please make it clear whether you have contracts with such businesses, and if not, please revise to make it clear that such partnerships are aspirational or have been provided as an example only.
13. We note your statement that "[c]urrently, Arrive is finalizing its latest product, Arrive
       Point 3 (AP3), which is undergoing manufacturing and design enhancements for its expected launch during the summer of 2024. This release aims to fulfill
Arrive   s
       increasing pipeline of signed statements of work in the latter part of 2024 and throughout
       2025, which may include an initial level of support for reverse logistics. Furthermore,
       Arrive intends to intensify the development of Arrive   s fourth
generation product Arrive
       Point 4 (AP4) in the second half of 2024, in time for pilots with customers in 2025, and expanded manufacturing in 2026." Please revise for timeliness and provide updates, as appropriate, on any new timelines for product rollouts.
14. We note your statement that "Arrive leads in ALM Mailboxes, distinct from smart mailboxes and smart locker boxes, which lack support for autonomous robot and drone
       delivery, Arrive   s emerging competition stems from smart locker box
and smart mailbox
       companies who are recognizing the shift towards ALM." Please revise to clarify what you mean by "leads," considering the current status of your operations.
15. We note that you acquired AirBox Technologies in December 2023. Please revise to include a description of AirBox's business and any material patents that you acquired.
       Additionally, please include a description of the material terms of the asset purchase agreement, including the amount and value of Arrive common stock exchanged. Please file the asset purchase agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-
       K.
16.    We note the following statements:
           Page 26: "By deploying numerous ALM mailboxes with partner customers, Arrive aims to establish a large and efficient ALM mailbox network for its customers and providers who will optimize operations and ALM activities through the Arrive ALM
           Platform which will increasingly utilize a growing data set and AI to create insights for enhanced services and performance in ALM operations, customer satisfaction."
           Page 27: "This allows Arrive   s partners to operate in environments
with other
           providers, and to make real-time value-based trade-offs like placing a premium on the ability to deliver food during a major sports event or at dinner time, versus the ability of a carrier to schedule and guarantee delivery at multiple mailboxes on a specific route at a specific time for operational efficiency and margin." Please revise to clarify or include definitions for terms such as
"partner customers,"
       "providers," "Arrive's partners," "other providers," so that investors can clearly understand how you plan to conduct business operations.
Planned Progression, page 28

17. We note that you plan to begin operations on medical campuses and later expand into food delivery. Please revise to disclose whether you currently have customers in these areas. We note your statement that "Arrive will partner with leaders in automated delivery
 September 5, 2024
Page 5

       of delivery of food, goods, and services." Please revise to make it clear, if true, that such partnerships are aspirational at this time.
18. We note your statement that "[b]eing approved as a certified US Mailbox (application formally submitted September 15, 2023) ... will allow for uniquely advantageous service, deployment, and a secure treatment for Arrive's customers." Please clarify whether your application has been approved as of the date of this filing.
Industry Overview and Opportunity, page 31

19. Please revise this section to include a citation or source for each claim that you make. In any of these instances, if you have commissioned a report or study, please revise to state as much and file a consent in accordance with Rule 436.
20.    We note your statement that "[t]o understand the scale of Arrive   s
opportunity and
       market, one needs to understand that ultimately Arrive   s smart MaaS
platform will serve
       as a common, shared infrastructure for a large portion of the 160+ million US addresses for businesses and consumers, which grows by over 4,000 addresses daily
- and that is
       before Arrive addresses its global aspirations and growth potential." Please revise to make it clear, if true, that you do not currently have any US addresses associated with your business. Revise to state that Arrive's smart MaaS platform may serve as a common, shared infrastrucure" (emphasis added).
Early Market Activity, page 32

21. Please provide additional detail on the status of your operations. For example, where you say "working on feasibility," "in discussion(s)," "in progress," please provide more specific details so that potential investors can understand the current status of your operations.
Regulatory Background, page 32

22. Please expand your discussion here and on page 37 to include the impact that such regulations have on your business and include any relevant regulatory implications for the areas that you expect to expand into, such as medical operations and the transport/delivery of prescriptions, biologics, etc.
Recent Developments and Current Licenses Held, page 35

23. We note the various partnership agreements listed here. To the extent you have not actually entered into a partnership agreement, such as with Hush Aerospace and Speedy
       Eats, please recharacterize such headings and descriptions. To the extent that any of these partnership agreements are material contracts, please revise to provide a description of the material terms of such contracts and include the agreements as an exhibit. Additionally, at the end of this section, we note your statement that "Arrive is hopeful as the leader in
       ALM Mailboxes that it will have the opportunity to bring many, if not the majority, of these relationships and discussions to fruition as sales for Arrive." Please provide additional detail that supports your claim that you are "the leader in ALM Mailboxes" or revise such language to state that this is management's belief. September 5, 2024
Page 6
Legal Proceedings, page 36

24. With respect to the Byfield Management, Inc. case, please revise to include the date instituted, a description of the factual basis alleged to underlie the proceedings and the relief sought. In this light, we note that the relief sought includes two years of salary and stock options. If material, please disclose such amounts. Refer to Item 103 of Regulation
       S-K.
Management, page 38

25. Please revise to state each executive officer's term of office as officer and the period during which he or she has served in such position. Refer to Item 401(b) of Regulation S-
       K. Additionally, please confirm that you have described the business experience of each executive officer during the past five years. For example, it appears that Todd Pepmeier's experience may be current through 2021 and it appears that Neerav Shah's background may not cover his experience over the past five years. Refer to Item 401(e). Additionally, to the extent that there are family relationships between executive officers, directors, or nominees, please revise to state as much. Refer to Item 401(d). Executive Compensation, page 43

26. Please revise this section to include disclosure for fiscal year 2023. Also revise this section to include narrative disclosure about your compensation program that complies with Item 402(l) of Regulation S-K. In this light, please expand your Summary
       Compensation Table disclosure and the disclosure relating to your employment agreements, equity incentive awards, and any director compensation in fiscal year 2023.
       Please file any employment agreements as exhibits. Refer to Item 601(b)(10)(iii).
Experts, page 55

27. You state that Assurance Dimensions has audited only the financial statements as of and for the year ended December 31, 2023, but the firm's report states it has audited the financial statements as of and for the year ended December 31, 2022, as well. Please revise your disclosure here accordingly.
Index to Financial Statements
Notes to Financial Statements
Note 2. Significant Accounting Policies
Offering Costs, page F-12

28. Please advise why amounts for offering costs are not presented separately in the respective statements of changes in stockholders' equity and cash flows for each period.
Note 16. Subsequent Events, page F-29

29. Please tell us the current status of your merger transaction with Bruush Oral Care Inc.
 September 5, 2024
Page 7
30. You disclose you settled a long-standing legal matter with Mr. Justin McGinnis and that the terms of the agreement are confidential. Please revise to disclose the nature of the legal matter and whether the settlement was material, and if material, disclose the amount thereof. Refer to ASC 220-20-50-1 and 450 for guidance.
Signatures, page II-6

31. We note that the current signature line is on behalf of Dronedek Corporation. Please advise if the company has officially changed its name to Arrive Technology, Inc. and if so, please update the signature line accordingly. Please also revise to ensure that your principal accounting officer signs the filing.
General

32. We note that Bruush Oral Care Inc. filed a Form F-4 on January 29, 2024 regarding the merger of your company and Bruush Oral Care Inc., with your business surviving the merger transaction. Please include the material details of that transaction in this prospectus, as well as any implications or effects this offering may have on the exchange offering, as potential investors should be aware of any pending corporate reorganizations or transactions.
33. We note that you have applied to list your shares on the Nasdaq Capital Market. Please tell us the listing standard you intend to rely upon in listing your common stock and specifically confirm whether and how you meet each of the quantitative requirements. If you do not meet such quantitative requirements, please explain how you expect to do so.
       Also, please revise to include a risk factor that discusses the risks associated with your ability to meet such quantitative requirements and any related risks to your shareholders.
34. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act.

       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Joseph Lucosky